TRENT

RECEIVED

2007 JUN 12 A 8:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 June 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07024377

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Preliminary Results'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

dw 6/12

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\R- Peliminary Results 6 June 2007.doc

SEVERN TRENT

6 June 2007
Preliminary Results for the year to 31 March 2007

FOCUS ON WATER

Highlights

- Transformation complete
  - Biffa Plc demerged
  - US Laboratories and Property company sold
  - Single integrated leadership team
  - Special dividend of £575 million paid
- Focusing on water
  - Progress on controls and basic operational delivery
  - Plans being implemented to drive higher standards and greater efficiency
  - Plan to meet Ofwat determination for operating costs in 2007/08 and deliver around 3% outperformance in each of the last two years of AMP4
  - On target to deliver around 6% capital efficiency over the remaining AMP4 period
  - Targeting gearing of 60% of Regulated Capital Value
  - Delivering 3% real dividend growth

Group results

	31 March 2007 £m	31 March 2006 £m	Increase/ (Decrease) %
Group turnover	**1,480.2**	1,455.3	1.7%
Group PBIT [1]	**405.3**	393.0	3.1%
Profit before tax [2]	**252.0**	230.2	9.5%
Profit before tax	**325.5**	177.8	83.1%
		pence/ share	
Adjusted basic EPS [3]	**82.4**	71.4	15.4%
Basic EPS	**114.7**	95.9	19.6%
Total ordinary dividends declared [4]	**61.45**	57.00	7.8%

[1] before exceptional items (see note 3)
[2] before exceptional items and IAS39 fair value adjustments
[3] from continuing operations, before exceptional items, IAS39 fair value adjustments and deferred tax (see note 8)
[4] as rebased

Sir John Egan, Chairman Severn Trent Plc, said:
"I am pleased to report on a year of significant restructuring for the Severn Trent group of companies which allows us to implement our FOCUS ON WATER strategy. Management is developing and implementing detailed plans for fundamental improvement across all areas of the Severn Trent Water business. We believe the momentum being generated underpins our ability to deliver on our stated dividend policy; to increase dividends by 3 per cent above the rate of inflation at least up to 2010, the remainder of the current regulatory period. Today's final dividend announcement is in line with this policy.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear strategy that is focused on raising standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns to shareholders."

Colin Matthews, Group Chief Executive Severn Trent Plc, said:
"With the restructuring of the Group complete, management is committed to the single minded pursuit of continuous improvement in Severn Trent Water. During 2006/07 we examined key aspects of our current performance and benchmarked it against comparable companies. We have identified 20 critical success factors against which we will measure our performance and progress. We have chosen these with great care, because they represent what we believe are the key concerns for our customers, employees, shareholders and regulators.

We have set ourselves ambitious objectives for the coming years and drawn up action plans for achieving them. The successful execution of these will radically change our business over a period of years. By raising standards we will improve customer service and generate sustained financial returns for our shareholders.

The outlook is one of significant improvement with our plans indicating that we will meet the Ofwat determination for operating costs in 2007/08 and outperform for the two years thereafter to 2009/10."

Enquiries:

Colin Matthews Group Chief Executive	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4938
Mike McKeon Group Finance Director	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4319
Peter Gavan Director of External Affairs	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4310
Jonathan Davies Head of Investor Relations	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4295
David Trenchard Peter Hewer	Tulchan Communications	020 7353 4200

Preliminary Results Presentation and Webcast

There will be a preliminary results presentation at 11:00am on Wednesday 6 June 2007. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

Operating Review

Focus on Water

In June 2006, the Board announced its intention to restructure the Severn Trent Group and focus on water. Biffa Plc was successfully demerged on 9 October 2006; the sale of Severn Trent Property was completed on 6 November 2006; and the sale of US Laboratories was completed on 29 December 2006. In addition, Group balance sheet efficiency has been improved by the payment on 20 October 2006 of the £575 million special dividend. As previously announced, the Board intends to move towards a gearing ratio of 60% of regulated capital value, and to increase dividends by 3% above the rate of inflation, over the remainder of the AMP4 period.

The outlook for the coming year is one of significant improvement, with our plans indicating that we will meet the Ofwat Determination for operating costs in 2007/08. This improvement is driven by the fall in energy prices (with prices now fixed for 2007/08, our total energy costs will be around £17 million lower than 2006/07), and the delivery of efficiency savings of £5 million through the implementation of our improvement plans.

Further, with the exception of any unforeseen variation in commodity prices (principally energy), we expect that the achievement of our plans will enable us to deliver around £30 million of cost efficiencies over the last two years of the AMP4 period, which will represent around 3% annual outperformance against the Ofwat determination for operating costs, without affecting our ability to deliver the 6% efficiency on the capital programme.

Over the next five years, we expect staffing levels (permanent and agency) in Severn Trent Water to be reduced by around 600 posts. Our plans indicate around 130 of this total being achieved in the financial year 2007/08. We expect to incur around £24 million of restructuring costs over the remaining three years of the AMP4 period, with around £8 million being incurred in 2007/08.

We have completed the integration of the head office and Severn Trent Water teams and now have one executive team focused on our core water activities. As a result of this integration, we expect to reduce our recurring overhead costs by between £6 million and £10 million over the coming 12 months. Equally important is the opportunity to raise standards and reduce the number of management layers between the Board and the front line of customer service delivery. We have also streamlined the Board structure. The Severn Trent Plc and Severn Trent Water Boards of Directors, whilst separately constituted, now have the same membership.

The Board of Severn Trent Plc continually reviews its management plans to ensure orderly succession and continuity of leadership.

After a year of great strategic change, Chief Executive Colin Matthews is reshaping the group to focus on water aided by Tony Wray, Managing Director of Severn Trent Water, who is concentrating on improving STW day to day operations. As the priority switches more and more to implementing the improvement plans announced today by Mr Matthews, the two roles will combine.

The Board therefore wishes to provide clarity and confidence to customers, employees and shareholders that there will be a smooth leadership transition in due

course from Mr Matthews to Mr Wray .particularly now that detailed preparations are underway to achieve an appropriate regulatory settlement for 2010 to 2015.

It is expected that the consolidation of the two roles into one leading to the appointment of Mr Wray as Chief Executive and the retirement of Mr Matthews from the Board and the company will take place around the end of 2007.

Securing the basics

Management is now concentrated on improving the core Water business. Performance has been good with respect to water quality and health and safety, with continuing progress being made on the control of pollution incidents.

Health and safety in particular is vitally important to us as an organisation. In 2006/07 (ex Biffa) our health and safety performance was 24% better than the previous year. We reached our target for the year, but the figures are still too high. We aim to improve continuously in this area.

We devote huge attention to health and safety for two reasons. It is vitally important at a very personal level, because every safety incident and every day lost has a human impact. But it is also critical at corporate level. The skills and attention to detail that achieve higher safety standards are the same as those that achieve higher operational environmental standards and productivity.

Therefore, as our operations achieve higher safety standards, they will also achieve greater operational efficiency. Far from trading off higher safety standards against profit goals, we pursue both together.

Water and Sewerage

Whilst performance has been good in some areas, Severn Trent Water has however needed to improve in respect of leakage, customer service and controls.

Our leakage increased in the prior year 2005/06. As we announced in this last year, 2006/07, we devoted greater resources to leakage management. We employed more people, invested in new leak detection technology, fixed 38,000 leaks, 8,000 more than the previous year. We invested almost £20 million more than the previous year. This effort has reduced our leakage this year but it was not until the month of March 2007 that we attained a monthly level of leakage commensurate with our Ofwat annual target. Therefore, notwithstanding this reduction, we believe that we will not attain the annual average target level of leakage.

We have kept Ofwat fully informed of our progress and we are in the process of finalising and verifying our leakage data for submission in our annual June Return, which will be submitted in a few weeks. In due course we will be discussing with Ofwat our ongoing plans and commitments to maintain our progress in reducing leakage.

The largest single element of our investment in leakage management is incurred in our mains renewal programme. The Final Determination for AMP4 assumed around £184 million of expenditure over 5 years (in nominal terms). We have already invested around £85 million in the first two years and we expect to invest a total of

around £231 million, some 26% more than assumed in the Determination, over the whole AMP4 period on mains renewals alone.

Reducing leakage will remain a priority in 2007/08 and we are determined to maintain the good progress we have made in the second half of 2006/07. We are in a good position going into this new year.

On customer service, we are able to report progress. We recruited and trained more staff, and fixed problems with our IT billing system. Again, by the end of this year, this work was showing encouraging results. In the last quarter of the financial year, we were once again approaching the levels of service that our customers and regulators expect from us.

Over the last two years we have continued to review our systems of internal control with the intention of enhancing our controls framework. We have carried out 11 reviews of different constituent parts of our internal control systems and processes. Any weaknesses identified have action plans to remedy them and these are monitored by the management team and Audit Committee.

Radical plans for improvement

Over and beyond these basic requirements, management is fully engaged in implementing plans for fundamental improvement across all areas of the business. The successful execution of these improvement activities will radically change our business over a period of years.

We have already effected organisational improvements. In addition to the integration of the head office and Severn Trent Water Executive teams we have changed the structure in Severn Trent Water. In place of our previous 'functional' structure, which had distinct teams working on planning, engineering and operations, we have created integrated teams, one focused on clean water, one focused on waste water, one focused on customer relations. This new structure is designed to raise standards and drive greater efficiency. It also aligns the organisation with the processes that matter to our customers.

During 2006/07 we examined key aspects of Severn Trent Water's current performance. We benchmarked our performance against comparable companies in the water and sewerage sector, and in relation to some areas of our performance against companies with similar characteristics in other sectors. The benchmarking exercise was detailed and thorough. We used a range of publicly available and internally generated data to identify the population that we should compare ourselves to. This process involved a number of judgements being exercised to ensure that we used appropriately comparable data points for each measure.

We have identified 20 critical success factors against which we will measure our performance and progress. We have chosen these with great care, because they represent what we believe are the key concerns for our customers, employees, shareholders and regulators.

These 20 factors will be represented by 20 Key Performance Indicators (KPIs). In all but two cases, we have defined our actual performance based on our benchmarking exercise and we propose to use these as a basis for assessing our performance going forward. Two KPIs are new (first time job resolution and capital process

quality) and we need time to assess our current performance and define our objectives. For all other KPIs, we have shown where our starting point is on a relative scale, based on the results of our benchmarking exercise.

For each indicator, we have set ourselves ambitious objectives for the coming years, and drawn up action plans for achieving them. Some improvements will be effected relatively quickly and easily; others are longer-term, going beyond the current AMP4 period.

The table below sets out our actual performance for the period under review. Based on our benchmarking exercise, our performance is shown in one of three categories of what we consider to be either lower quartile, upper quartile or median (representing 2nd and 3rd quartile) performance.

Description	Basis	Note	Lower Quartile	Median	Upper Quartile
Lost Time Incidents per 100,000 hrs worked	MAT	4			0.50
Employee Motivation	Annual survey	3			76%
Water Quality (mean zonal compliance) %	MAA	1,9			99.98%
Customer Written Complaints per 1,000 properties	MAT	1	19.06		
First Time Call Resolution for billing %	MAT	5			80%
Unplanned Interruptions per 1,000 properties	MAT	1	6.95		
Properties at Risk of low pressure per 1,000 properties		1,10			0.09
First Time Job Resolution		2	To be determined		
Performance against Regulatory Obligations %		5,11		26%	
Capex (Gross) vs Final Determination %	MAT	1,6			2.7%
Capital Process Quality (no defects at handover %)		2	To be determined		
Debtor Days		6,10		37.5	
Opex vs Final Determination (UK GAAP) - £m	MAT	6	479.1		
Cost to Serve per Property - £	MAT	7		226.93	
Pollution Incidents (cat 1, 2 & 3) per 1,000 properties	MAT	1,9		0.08	
Sewer Flooding Incidents - Other causes per 1,000 properties	MAT	1		0.16	
Sewage Treatment Works - Breach of Consents %	MAT	1			0.00%
Raw Water Storage %	MAA	5,10			90%
Net Energy Use - kwh/ml	MAT	5		618	
Leakage ml/d		8	446		

Notes:
All measures are for the period to 31 March 2007, except as stated.
MAT = Moving Annual Total
MAA = Moving Annual Average
1. As reported in June Return to Ofwat. Performance figures are provisional at this stage as the June Return will be submitted to Ofwat on 15 June 2007.
2. Measure and relative performance yet to be determined.
3. Performance based on annual all employee survey and quarterly survey of 10% of permanent employees.
4. Actual performance across all employees and agency staff.
5. Actual performance based on internal data.
6. Actual performance based on audited UK GAAP financial statements for the year ended 31 March 2007.
7. Actual performance based on audited UK GAAP financial statements and regulatory accounts for the year ended 31 March 2007.
8. DMA leakage performance measured monthly. Month of March 2007 DMA performance disclosed in table above. Annual measure is MLE leakage the calculation of which has not been completed as at 6 June 2007.
9. Measure for calendar year to 31 December 2006.
10. Measure as at 31 March 2007.

11. Measure for quarter ended 31 March 2007.

For a number of KPIs, we have only commenced capturing the data and measuring our performance during the current financial year and therefore corresponding amounts for the previous financial year are not available. For others, the corresponding amounts are available and these are as follows; Water Quality – 99.95%, Customer Written Complaints – 10.04, Unplanned Interruptions – 4.5, Properties at Risk of low pressure – 0.10, Capex vs. Final Determination – 6%, Debtor Days – 31.76, Opex vs. Final Determination – £446.5m, Cost to Serve per Property – £219.56, Pollution Incidents – 0.11, Sewer Flooding Incidents – 0.14, Sewage Treatment Works Breach of Consents – 0.31%.

It is not statistically realistic for any company to be at the top of every single league table, but nevertheless, we are aiming to achieve upper quartile performance in every one of our 20 KPIs over the next 3 to 5 years. Of course, the goal posts will move, as companies in our sector or elsewhere redefine what upper quartile means, so we expect our objectives to move with it.

We will report on these measures in future results announcements.

Water Technologies and Services

Water Technologies and Services' growth strategy is to focus on our core strengths, by expanding our existing technologies into new geographical markets and by taking new technologies into our existing markets.

In order to achieve the first of these, we are extending our global sales and distribution network outside the US. This emphasis is reflected in our new order volume for Water Purification products increasing slightly above 13% year over year in 2006/07.

We also made a number of disposals in the past year, and one acquisition following the year end. We sold our stake in Aquafin NV to the Flemish government for £29.6 million. We sold the assets of our Pipeline Products and Services business to ADS LLC. At year end we sold our Aztec instrumentation product line to ABB Limited. On 11 May 2007 we acquired the assets of United Kingdom based Quay Technologies Limited for £1.9 million plus potential additional consideration of up to £5.1 million tied to future earnings. Quay Technologies Limited manufactures a proprietary ultraviolet technology for use in water and wastewater disinfection. These transactions enable us to concentrate on higher margin, higher growth areas.

Corporate and Other

Following the sale of Severn Trent Property and other property interests, the sole remaining business is the Group's corporate insurance company. Henceforth this is reported together with unallocated corporate costs as Corporate and Other in our segmental analysis. All prior year numbers have been restated for comparative purposes.

The group has continued to rationalise its other activities. On 6 November 2006 the group announced the sale of Severn Trent Property and other property interests to Prologis Development Limited for a cash consideration of £71.7 million.

Group Financial Performance

In this Preliminary Results announcement: PBIT is profit from continuing operations before interest and tax; PBIT[1] is PBIT excluding exceptional items as set out in note 3.

Group turnover from continuing operations was £1,480.2 million (£1,455.3 million), an increase of 1.7% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water and organic growth in the Water Purification business, partially offset by the disposal of a small business (Pipeline Services) and a reduction in activity in the Other businesses.

Group PBIT[1] increased by 3.1% to £405.3 million (£393.0 million). Beyond the net increase in turnover, the factors affecting PBIT[1] were cost increases in Water and Sewerage partially offset by margin growth in Water Technologies and Services. There were net exceptional gains of £24.7 million (exceptional charge of £15.7 million). Group statutory PBIT was £430.0 million (£377.3 million).

Water and Sewerage

Turnover in Water and Sewerage increased by 5.8% in 2006/07, to £1,218.1 million. Sales prices increased by 6.58% (including inflation) from 1 April 2006. The price rise represented the 7.23% increase allowed by Ofwat, less a 0.65% voluntary abatement, previously announced in 2005/06.

PBIT[1] was up by 3.1% on the previous year, to £413.0 million. Beyond the increase in turnover, a number of factors impacted PBIT[1], principally; an increase in energy costs of £24 million, other increases, net of efficiencies in our cost base of £17.4 million, increase in infrastructure renewals expenditure of £3.6 million, and an increase in depreciation charges of £10.1 million reflecting the growing asset base.

During the financial year, Severn Trent Water invested £502 million in fixed assets and maintaining and improving its infrastructure network. Included in this total was net infrastructure maintenance expenditure of £98 million.

Adjusting for minor timing differences and modifications to the AMP4 (Asset Management Plan) capital programme (notified to Ofwat through the change control process) we are on track to deliver this programme over the AMP4 period. We continue to be in line to achieve around 6% efficiencies compared to Ofwat's Final Determination for AMP4.

Water Technologies and Services

Turnover in Water Technologies and Services was £288.9 million in 2006/07, down 3.6% on 2005/06. As set out in the table below, adjusting for the effect of the sale of a small business (Pipeline Services) and removing the impact of changing exchange rates, turnover rose by 2.4% to £292.6 million. On the same basis, turnover in the US was up by 4%. Turnover in the UK and rest of the world was up by 3.1% through continued organic growth. Around 43% of Water Technologies and Services' turnover arose from customers in the USA.

	31 March 2007 £m	31 March 2006 £m
Turnover	288.9	299.8
Pipeline Services	(5.1)	(14.0)
	283.8	285.8
Exchange rate impact	8.8	-
	292.6	285.8

Water Technologies and Services' PBIT[1] increased by 15.2% to £19.7 million. The improvement mainly arises from improved margins across all principal businesses. The impact of changing exchange rates was immaterial.

Corporate and Other

Other Businesses' turnover was down 82.6% to £10.3 million. Corporate and Other incurred a loss before interest, tax and exceptional items of £26.3 million (loss of £25.7 million).

Exceptional items

There was a net exceptional gain, on continuing operations, in the year to 31 March 2007 of £24.7 million (exceptional charge £15.7 million) comprising:

- Charge of £14.9 million in Severn Trent Water arising from a programme to restructure and realign the business (£11.9 million write off of decommissioned assets and £3.0 million restructuring costs),
- Demerger and related costs of £16.7 million (including £7.8 million arising from the settlement of pension obligations), and
- Profit on disposal of property and businesses of £56.3 million, comprising:
  - Profit of £36.2 million arising from the disposal of properties in Severn Trent Water,
  - Profit on disposal of Aquafin NV of £14.7 million, and
  - Profit of £5.4 million from the disposal of Severn Trent Property and other property assets in Severn Trent Plc.

There were net exceptional charges of £24.4 million (£nil) on discontinued operations, which comprised:

- A charge of £31.5 million arising from the impairment of goodwill relating to US Laboratories,
- Loss on disposal of US Laboratories of £2.4 million, and
- Profit on disposal of Biffa Belgium of £9.5 million.

Profit from continuing operations

After net interest charges of £153.8 million (£163.9 million) and share of results of associates and joint ventures of £0.5 million (£1.1 million), Group profit from continuing operations before tax, exceptional items and IAS 39 fair value adjustments, increased by 9.5% to £252.0 million (£230.2 million). Group profit from continuing operations before tax was £325.5 million (£177.8 million).

Taxation

The total tax charge for the full year was £76.9 million (£54.2 million), of which current tax represented £58.5 million (£61.5 million) and deferred tax was a charge of £18.4 million (credit of £7.3 million). Profit for the period from continuing operations was £248.6 million (£123.6 million).

The effective rate of current tax on continuing businesses, excluding prior year charges and exceptional items, calculated on profit before tax, exceptional items and IAS 39 fair value adjustments was 26.9% (32.9%). The decrease in effective rate is a result of a lower level of disallowable expenditure.

Going forward, we expect the effective current tax rate for 2007/08 to be in the range of 25% to 28%.

Discontinued operations

Biffa Plc, US Laboratories and Biffa Belgium are classified as discontinued operations. Discontinued operations generated a profit after tax of £20.0 million (£99.4 million). An exceptional gain of £9.5 million on the sale of Biffa Belgium, an exceptional charge relating to the impairment of goodwill on US Laboratories of £31.5 million and an exceptional loss on the sale of US Laboratories of £2.4 million were recognised.

Basic earnings per share from continuing and discontinued operations were 114.7 pence (95.9 pence). Adjusted basic earnings per share from continuing operations (before exceptional items, IAS 39 fair value adjustments and deferred tax) were 82.4 pence (71.4 pence).

Cash flow

	Continuing £m	Discontinued £m	Total 31 March 2007 £m	31 March 2006 £m
Cash generated from operations	486.5	87.5	**574.0**	758.9
Net capital expenditure	(317.7)	(33.8)	**(351.5)**	(395.9)
Net interest paid	(157.8)	1.4	**(156.4)**	(180.1)
Tax paid	(29.6)	(6.4)	**(36.0)**	(68.3)
Other cash flows	0.8	0.4	**1.2**	(0.2)
Free cash flow	(17.8)	49.1	**31.3**	114.4
Dividends	(739.5)	-	**(739.5)**	(234.3)
Acquisitions and disposals	138.0	-	**138.0**	1.3
Issue of shares	10.0	-	**10.0**	11.6
Change in net debt from cash flows	(609.3)	49.1	**(560.2)**	(107.0)
Non cash movements			**16.1**	40.5
Debt demerged with Biffa Plc			**377.6**	-
Change in net debt			**(166.5)**	(66.5)
Net debt at 1 April			**(2,961.1)**	(2,894.6)
Net debt at 31 March			**(3,127.6)**	(2,961.1)
Net debt comprises:				
Cash and cash equivalents			**143.2**	142.6
Borrowings – current liabilities			**(631.8)**	(808.2)
Borrowings – non-current liabilities			**(2,639.0)**	(2,295.5)
			(3,127.6)	(2,961.1)

Cash generated from operations was £574.0 million (£758.9 million). Movements in working capital, along with the demerger of Biffa Plc on 9 October 2006, sale of Biffa Belgium, US Laboratories and the Property business have resulted in lower group operating cash flows compared to the previous year. Capital expenditure net of grants and proceeds of sales of fixed assets was £351.5 million (£395.9 million). Net interest paid decreased to £156.4 million (£180.1 million) due to timing differences in relation to interest payments on finance leases.

Dividends paid in the year were as follows:

	31 March 2007 £m	31 March 2006 £m
Interim ordinary dividend for the year ended 31 March 2005	-	63.0
Final ordinary dividend for the year ended 31 March 2006/2005	**111.4**	104.8
Interim ordinary dividend for the year ended 31 March 2007/2006	**52.9**	66.5
Special dividend for the year ended 31 March 2007	**575.2**	-
	739.5	234.3

Net debt at 31 March 2007 was £3,127.6 million (£2,961.1 million). Balance sheet gearing (net debt/ net debt plus equity) at the full year is 73.3% (60.9%). Net debt, expressed as a percentage of 31 March 2007 Regulatory Capital Value (RCV) was 56.4% (56.8%), based on RCV at 31 March 2007 of £5,546 million (£5,209 million). The group's net interest charge, excluding IAS 39 fair value adjustments, was covered 4.2 times (3.8 times) by profit before interest, tax, depreciation and exceptional items, and 2.6 times (2.3 times) by PBIT[1].

Pensions

The group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were last undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme (SSPS), as at 31 March 2004.

On the demerger of Biffa Plc the company entered into an agreement with that company and the trustees of the STPS, the SSPS and the UK Waste Pension Scheme (UKWPS) whereby the assets and liabilities relating to Biffa Plc employees in the STPS and the SSPS would be transferred to the UKWPS with effect from 31 March 2007. The group has no continuing responsibility for the UKWPS following this agreement. The net deficit relating to Biffa Plc employees at the demerger date was £39 million. This has been included in the net assets that formed the dividend in specie on demerger. The reduction in the deficit between the demerger date and 31 March 2007 has been treated as an exceptional loss on settlement of £7.8 million.

On an IAS 19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes was a deficit of £135.1 million as at 31 March 2007. This compares to a deficit of £221.9 million as at 31 March 2006. The reduction in deficit arose as a result of:

- Additional contributions made during the year of £83 million,
- Net deficit of £31.2 million transferred to Biffa Plc as a result of the demerger
- Strengthening the actuarial assumption relating to longevity which increased the deficit by £60 million, offset by an increase in the discount rate which reduced the actuarial value of liabilities by £61.7 million,
- Service cost in excess of normal contributions of £27.2 million, resulting from a proportion of the 2006/07 normal contributions being prepaid in 2005/06, and
- Other actuarial losses of £1.9m.

Total cash contributions to the schemes in the year were £97.4 million (£105.2 million).

The key actuarial assumptions were:

	2007	2006
Price inflation	**3.0%**	2.7%
Salary increases	**4.5%**	4.2%
Discount rate	**5.4%**	4.9%
Pension increases in payment and deferment	**3.0%**	2.7%
Expected return on equities	**8.25%**	8.0%
Longevity at age 65*		
Men	**19.2 years**	18.3 years
Women	**22.1 years**	21.0 years
Longevity at age 65**		
Men	**19.9 years**	18.9 years
Women	**23.0 years**	21.8 years

* for pensioners retiring now

** for pensioners retiring in 20 years

On an IAS 19 basis, the funding level has improved from around 86% at 31 March 2006 to around 91% at 31 March 2007.

As at 31 March 2007 the group's defined benefit pension schemes had total assets of approximately £1,365 million.

Treasury management

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2007, interest rates for some 69% of the group's net debt of £3,128 million were so fixed, at a weighted average interest rate of 5.8% for a weighted average period of around 13.5 years.

Exchange rates

The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the period and their net assets are translated at the closing rate on the balance sheet date. The impact of changing exchange rates was immaterial.

Regulatory matters

In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns.

On 31 October 2005, as a result of a referral by Ofwat, the Serious Fraud Office (SFO) informed the Company that it was undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003. Ofwat had been conducting its own investigation following

the allegations made by the employee of Severn Trent Water. Ofwat began its investigation into the allegations in January 2005. The matter reported to the SFO concerned data on leakage.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

In responding to the report Severn Trent Plc agreed to credit customers' accounts and reduce future tariffs.

The company also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

In April 2006 the company announced that the board believed that there was prima facie evidence of customer relations data being misstated by Severn Trent Water in submissions to Ofwat. We are working and fully co-operating with Ofwat and Ernst & Young LLP on their investigations into this. In June 2006 Ofwat issued a notice under section 22A(4) of the Water Industry Act stating its intention to fine Severn Trent Water for failure to meet customer service standards.

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently no provision has been included in these financial statements in respect of these matters.

Dividend

In line with its policy for growing dividends by 3% above the rate of inflation, the Board is proposing a final ordinary dividend of 38.68p (2005/06 – 35.64p as rebased), an increase of 8.5% over the rebased 2005/06 final ordinary dividend. This would give a total ordinary dividend for the year of 61.45p, an increase in real terms of 3% over the rebased 2005/06 total ordinary dividend (57p – as rebased). The final ordinary dividend is payable on 4 August 2007 to shareholders on the register at 29 June 2007.

Outlook

The outlook for the coming year is one of significant improvement, with our plans indicating that we will meet the Ofwat determination for operating costs in 2007/08. This improvement is driven by the fall in energy prices (with prices now fixed for 2007/08, our total energy costs will be around £17 million lower than 2006/07), and the delivery of efficiency savings of £5 million through the implementation of our improvement plans.

With the exception of any unforeseen variation in commodity prices (principally energy), we expect that the achievement of our plans will enable us to deliver around £30 million of cost efficiencies over the last two years of the AMP4 period, which represents around 3% annual outperformance against the Ofwat determination for operating costs, without affecting our ability to deliver the 6% efficiency on the capital programme.

We have completed the integration of the head office and Severn Trent Water teams and now have one executive team focused on our core water activities. As a result of this integration, we expect to reduce our recurring overhead costs by between £6 million and £10 million over the coming 12 months.

Over the next five years, we expect staffing levels (permanent and agency) in Severn Trent Water to be reduced by around 600 posts. Our plans indicate around 130 of this total being achieved in the financial year 2007/08. We expect to incur around £24 million of restructuring costs over the remaining three years of the AMP4 period, with around £8 million being incurred in 2007/08.

Severn Trent is a high quality business whose investment programme drives strong growth prospects. The management team has a clear and focused strategy and is engaged in the single minded pursuit of higher standards as the means to achieve both higher levels of customer satisfaction, and also sustained strong financial returns to shareholders.

Further information

For further information, including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).

Consolidated income statement
For the year ended 31 March 2007

	Note	2007 £m	2006 (restated) £m
Turnover	2	**1,480.2**	**1,455.3**
Operating costs before exceptional items		(1,074.9)	(1,062.3)
Exceptional restructuring costs and termination of operations	3	(14.9)	(7.9)
Exceptional demerger costs	3	(16.7)	(7.8)
Total operating costs		(1,106.5)	(1,078.0)
Exceptional profit on disposal of property and businesses	3	56.3	-
Profit before interest, tax and exceptional items		405.3	393.0
Exceptional items	3	24.7	(15.7)
Profit before interest and tax		**430.0**	**377.3**
Finance income	4	86.3	72.9
Finance costs	4	(240.1)	(236.8)
Net finance costs before fair value movements on treasury instruments	4	(153.8)	(163.9)
Fair value movements on treasury instruments	4	48.8	(36.7)
Total net finance costs	4	(105.0)	(200.6)
Share of results of associates and joint ventures		0.5	1.1
Profit before tax, fair value movements on treasury instruments and exceptional items		252.0	230.2
Exceptional items	3	24.7	(15.7)
Fair value movements on treasury instruments	4	48.8	(36.7)
Profit on ordinary activities before taxation		**325.5**	**177.8**
Taxation on profit on ordinary activities			
– current tax	5	(58.5)	(61.5)
– deferred tax	5	(18.4)	7.3
Total taxation	5	(76.9)	(54.2)
Profit for the period from continuing operations		248.6	123.6
Discontinued operations			
Profit for the period from discontinued operations	7	20.0	99.4
Profit for the period		**268.6**	**223.0**
Attributable to:			
Equity holders of the company		267.1	221.6
Equity minority interests		1.5	1.4
		268.6	223.0
Earnings per share (pence)			
From continuing operations			
Basic	8	106.1	52.9
Diluted	8	105.1	52.4
From continuing and discontinued operations			
Basic	8	114.7	95.9
Diluted	8	113.6	95.1

Consolidated balance sheet
At 31 March 2007

	Notes	2007 £m	2006 £m
Non current assets			
Goodwill		49.1	506.3
Other intangible assets		101.2	112.4
Property, plant and equipment		5,521.1	5,743.1
Interests in joint ventures		0.5	9.7
Interests in associates		3.4	19.6
Derivative financial instruments		6.6	3.7
Available for sale financial assets		0.2	0.5
		5,682.1	6,395.3
Current assets			
Inventory		22.4	54.4
Trade and other receivables		387.1	481.5
Derivative financial instruments		14.1	10.8
Cash and cash equivalents		143.2	142.6
		566.8	689.3
Assets held for sale		-	41.5
Total assets		6,248.9	7,126.1
Current liabilities			
Borrowings		(631.8)	(808.2)
Derivative financial instruments		(67.1)	(114.4)
Trade and other payables		(405.1)	(540.6)
Current income tax liabilities		(59.0)	(48.8)
Provisions for other liabilities and charges		(6.7)	(30.1)
Liabilities directly associated with assets classified as held for sale		-	(28.5)
		(1,169.7)	(1,570.6)
Non-current liabilities			
Borrowings		(2,639.0)	(2,295.5)
Derivative financial instruments		(56.2)	(30.1)
Trade and other payables		(188.3)	(158.7)
Deferred tax liabilities		(891.1)	(870.2)
Retirement benefit obligations		(135.1)	(221.9)
Provisions for other liabilities and charges		(32.2)	(80.1)
		(3,941.9)	(3,656.5)
Total liabilities		(5,111.6)	(5,227.1)
Net assets		1,137.3	1,899.0
Capital and reserves attributable to the company's equity shareholders			
Called up share capital		228.3	227.2
Share premium account		57.5	48.6
Other reserves		419.0	432.4
Retained earnings	10	429.4	1,188.2
Equity attributable to the company's equity shareholders		1,134.2	1,896.4
Minority interests		3.1	2.6
Total equity	10	1,137.3	1,899.0

Consolidated cash flow statement
for the year ended 31 March 2007

	Notes	2007 £m	2006 £m
Cash generated from operations	11	574.0	758.9
Interest paid		(148.6)	(139.4)
Interest element of finance lease rental payments		(20.2)	(45.1)
Tax paid		(36.0)	(68.3)
Net cash generated from operating activities		369.2	506.1
Investing activities			
Interest received		12.4	4.4
Dividends received from associates and joint ventures		1.5	2.7
Net loans advanced to associates and joint ventures		0.5	(2.3)
Net cash inflow from available for sale fixed asset investments		0.2	0.2
Acquisition of subsidiaries net of cash acquired		–	(0.3)
Cash demerged with Biffa Plc		(21.9)	–
Proceeds on disposal of subsidiaries net of cash disposed		130.6	1.6
Proceeds on disposal of associate net of costs		29.3	–
Proceeds on disposal of property, plant and equipment		62.2	8.4
Purchases of intangible assets		(21.5)	(29.6)
Purchases of property, plant and equipment		(427.2)	(407.5)
Contributions and grants received		35.0	32.8
Net cash used in investing activities		(198.9)	(389.6)
Financing activities			
Dividends paid to shareholders of the parent		(739.5)	(234.3)
Dividends paid to minority interests		(1.0)	(0.8)
Repayments of borrowings		(789.9)	(500.2)
Receipts from sale and lease back transactions		–	170.2
Repayment of obligations under finance leases		(34.6)	(167.7)
New loans raised		1,418.4	648.8
Issue of shares		10.0	11.6
Net cash used in financing activities		(136.6)	(72.4)
Increase in cash and cash equivalents		33.7	44.1
Net cash and cash equivalents at beginning of the period		110.4	64.4
Effect of foreign exchange rates		(1.0)	1.9
Net cash and cash equivalents at the end of the period		143.1	110.4
Net cash and cash equivalents comprise			
Cash and cash equivalents		143.2	142.6
Bank overdrafts		(0.1)	(32.2)
Net cash and cash equivalents at the end of the period		143.1	110.4

Consolidated statement of recognised income and expense for the year ended 31 March 2007

	2007 £m	2006 £m
Exchange movement on translation of overseas results and net assets	(25.5)	21.6
Exchange differences on hedges of net investment	6.4	(5.3)
Tax on exchange differences on foreign currency hedging	(1.9)	1.8
Gains on cash flow hedges taken to equity	6.2	0.3
Deferred tax on gains on cash flow hedges taken to equity	(1.8)	(0.1)
Actuarial (losses)/gains on defined benefit pension schemes	(14.3)	26.3
Deferred tax on actuarial losses/gains	4.3	(8.0)
Net income recognised directly in equity	(26.6)	36.6
Transfers		
Amounts on cash flow hedges transferred to the income statement in the period	4.6	4.5
Deferred tax on transfers to income statement	(1.4)	(1.3)
	3.2	3.2
Profit for the period	268.6	223.0
Total recognised income for the period	245.2	262.8
Attributable to:		
Equity shareholders of the company	243.7	261.4
Minority interests	1.5	1.4
	245.2	262.8

Notes

1 Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective and ratified by the European Union as at 31 March 2007 and those parts of the Companies Act 1985 applicable to companies reporting under IFRS as adopted by the European Union.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2007. These audited financial statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2006, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis

The group is organised into two main business segments:

Water and Sewerage
Provides water and sewerage services to domestic and commercial customers in England and Wales.

Water Technologies and Services
Provides services and products associated with water, waste water and contaminated land principally in the US, UK and Europe.

2007	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,216.3	262.6	1.3	-	1,480.2
Inter-segment sales	1.8	26.3	9.0	(37.1)	-
Total Sales	1,218.1	288.9	10.3	(37.1)	1,480.2
Profit before interest, tax and exceptional items	413.0	19.7	(26.3)	(1.1)	405.3
Exceptional items (note 7)	21.3	14.7	(11.3)	-	24.7
Profit before interest and tax	434.3	34.4	(37.6)	(1.1)	430.0
Share of results of associates and joint ventures	-	0.8	(0.3)	-	0.5
Segment result	434.3	35.2	(37.9)	(1.1)	430.5
Total net finance costs					(105.0)
Profit before tax					325.5
Tax					(76.9)
Profit from continuing operations					248.6
Profit from discontinued operations					20.0
Profit for the period					268.6

2006	Water and Sewerage £m	Water Technologies and Services £m	Corporate and Other £m	Eliminations £m	Consolidated £m
External sales	1,148.5	277.0	29.8	-	1,455.3
Inter-segment sales	2.4	22.8	29.5	(54.7)	-
Total Sales	1,150.9	299.8	59.3	(54.7)	1,455.3
Profit before interest, tax and exceptional items	400.4	17.1	(25.7)	1.2	393.0
Exceptional items (note 7)	(4.8)	-	(10.9)	-	(15.7)
Profit before interest and tax	395.6	17.1	(36.6)	1.2	377.3
Share of results of associates and joint ventures	-	1.6	(0.5)	-	1.1
Segment result	395.6	18.7	(37.1)	1.2	378.4
Total net finance costs					(200.6)
Profit before tax					177.8
Tax					(54.2)
Profit from continuing operations					123.6
Profit from discontinued operations					99.4
Profit for the period					223.0

The entire Waste Management segment has been divested and its results are included in discontinued operations in 2006/07. The comparative figures have been restated to reflect the current year classification. Following the disposal of the US Laboratories business, which is also included in discontinued operations in both years, the former Water Purification and Operating Services and Laboratories segment has been reclassified. The UK Laboratories business, which formerly was included in the Laboratories segment, is now included in the Water Technologies and Services segment. Prior year figures have been restated to reflect the new classification as follows:-

	As previously stated		Restated
	Water Purification and Operating Services	UK Laboratories	Water Technologies and Services
	£m	£m	£m
Turnover	267.8	32.0	299.8
Profit before interest, tax and exceptional items	12.0	5.1	17.1
Exceptional items	-	-	-
Profit before interest and tax	12.0	5.1	17.1
Share of results of associates and joint ventures	1.6	-	1.6
Segment result	13.6	5.1	18.7

3 Exceptional items

Exceptional items are income or expenditure, which individually or, if of a similar type, in aggregate should, in the opinion of the directors, be disclosed by virtue of their size or nature if the financial statements are to give a true and fair view.

A net exceptional credit of £24.7 million arose in respect of continuing operations and an exceptional charge of £24.4 million arose in respect of discontinued operations.

The exceptional credit in continuing operations comprised:

- A charge of £14.9 million in Water and Sewerage arising from a programme to restructure and realign the business including write down of decommissioned assets £11.9 million and restructuring costs of £3 million;
- A charge of £16.7 million in corporate costs, arising from the demerger of Biffa Plc, including £7.8 million relating to the settlement of pension obligations; and
- A credit of £56.3 million of which £36.2 million arose from the disposal of properties in Severn Trent Water, £14.7 million arose in Water Technologies and Services from the disposal of Aquafin and £5.4 million in Corporate and Other businesses from the disposal of Severn Trent Property and other property assets.

The exceptional charge in discontinued operations comprised:

- A charge of £31.5 million arising from the impairment of goodwill relating to US Laboratories (see note 15);
- A loss of £2.4 million on the sale of US Laboratories; and
- A gain of £9.5 million on the sale of Biffa Belgium.

A net exceptional charge of £15.7 million arose in the year ending 31 March 2006. This comprised:

An exceptional restructuring charge of £7.9 million arose comprising:

- £4.8 million arising in Severn Trent Water as a result of costs associated with a redundancy programme undertaken to meet AMP4 efficiency targets

- A net £3.1 million arising in Systems relating to the cessation of trading with external customers and disposal of the Worksuite and CIS operations.

£7.8 million of costs arose relating to the demerger of Biffa and other strategic reviews undertaken.

4 Net finance costs

	2007 £m	2006 (restated) £m
Investment income		
Interest receivable on bank deposits	5.4	1.3
Expected return on defined benefit scheme assets	80.6	70.6
Other financial income	0.3	1.0
	86.3	72.9
Finance costs		
Interest on bank loans and overdrafts	(28.4)	(24.5)
Interest on other loans	(122.6)	(120.7)
Interest on finance leases	(20.2)	(22.8)
Total borrowing costs	(171.2)	(168.0)
Interest cost on defined benefit obligations	(67.5)	(66.9)
Other financial expenses	(1.4)	(1.9)
Total finance costs	(240.1)	(236.8)
Fair value movements on treasury instruments	48.8	(36.7)
Net finance costs	(105.0)	(200.6)

5 Taxation

		2007 £m	2006 (restated) £m
Current tax			
Continuing operations			
Current year at 30%		67.9	75.8
Prior year at 30%		(9.4)	(14.3)
Total current tax relating to continuing operations		58.5	61.5
Current tax relating to discontinued operations		9.2	(12.7)
Total current tax		67.7	48.8
Deferred tax			
Continuing operations			
Origination and reversal of temporary differences	– current year	35.0	(0.5)
Origination and reversal of temporary differences	– prior year	(16.6)	(6.8)
Total deferred tax relating to continuing operations		18.4	(7.3)
Deferred tax relating to discontinued operations		6.0	1.5
Total deferred tax		24.4	(5.8)
Total tax charge relating to continuing operations		76.9	54.2
Total tax charge relating to discontinued operations		15.2	(11.2)
Total tax charge		92.1	43.0

6 Dividends

Amounts recognised as distributions to equity holders in the period:

	2007		2006	
	Pence per share	£m	Pence per share	£m
Final dividend for the year ended 31 March 2006/2005	31.97	111.4	30.30	104.8
Interim dividend for the year ended 31 March 2007/2006	22.77	52.9	19.16	66.5
Special dividend for the year ended 31 March 2007	165.00	575.2	-	-
	219.74	739.5	49.46	171.3
Proposed final dividend for the year ended 31 March 2007	38.68	90.3		

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

On the demerger of Biffa Plc the ordinary share capital of the company was consolidated with the intention that the share price of Severn Trent Plc shares would be similar before and after the demerger. Two new Severn Trent shares were issued for every three old Severn Trent shares held. The per share amounts disclosed above in respect of dividends declared before the consolidation are the amounts that were declared on the shares in issue at the time. They have not been restated for the share consolidation.

7 Discontinued operations

Pursuant to the Group's strategy to focus on water the following transactions took place during the year:

On 30 June 2006 the Group completed the sale of Biffa Belgium to Veolia Proprete SA for net consideration of £23.7 million;

On 6 October 2006 the Group completed the demerger of Biffa Plc; and

On 29 December 2006 the Group completed the sale of Severn Trent Laboratories Inc. to TestAmerica Holdings Inc. for net consideration of £77.1 million.

a) Profit from discontinued operations

	2007 £m	2006 £m
Turnover	495.4	898.1
Operating costs	(436.2)	(807.0)
Profit before interest and tax	59.2	91.1
Net finance costs	(0.1)	(3.9)
Share of joint ventures and associates	0.5	1.0
Profit before tax	59.6	88.2
Tax	(15.2)	11.2
Profit after tax	44.4	99.4
Exceptional impairment of goodwill	(31.5)	-
Exceptional gain on disposal of discontinued operations	7.1	-
Attributable tax expense	-	-
Net loss attributable to discontinued operations	20.0	99.4

b) Cash flows from discontinued operations

	2007 £m	2006 £m
Net cash flows from operating activities	75.3	138.6
Net cash flows from investing activities	(26.2)	(83.5)
Net cash flows from financing activities	331.7	(9.3)
	380.8	45.8

8 Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Basic and diluted earnings per share from continuing operations are calculated on the basis of profit from continuing operations attributable to the equity holders of the company. The weighted average number of shares for the year ended 31 March 2006 has been restated to reflect the 2 for 3 share consolidation that was approved at the extraordinary general meeting on 6 October 2006.

From continuing operations

	2007 Earnings	2007 Weighted average number of shares	2007 Per share amount	2006 Earnings (restated)	2006 Weighted average number of shares (restated)	2006 Per share amount (restated)
	£m	m	pence	£m	m	pence
Basic earnings per share	247.1	232.9	106.1	122.2	231.0	52.9
Effect of dilutive options	-	2.2	(1.0)	-	2.0	(0.5)
Diluted earnings per share	247.1	235.1	105.1	122.2	233.0	52.4

From continuing and discontinued operations

	2007 Earnings	2007 Weighted average number of shares	2007 Per share amount	2006 Earnings (restated)	2006 Weighted average number of shares (restated)	2006 Per share amount (restated)
	£m	m	pence	£m	m	pence
Basic earnings per share	267.1	232.9	114.7	221.6	231.0	95.9
Effect of dilutive options	-	2.2	(1.1)	–	2.0	(0.8)
Diluted earnings per share	267.1	235.1	113.6	221.6	233.0	95.1

Supplementary earnings per share

Supplementary earnings per share figures are presented for continuing operations. These exclude the effects of deferred tax, fair value movements on treasury instruments and exceptional items in both 2007 and 2006. The directors consider that the supplementary figures provide a useful additional indicator of performance.

From continuing operations

	2007 Earnings	2007 Weighted average number of shares	2007 Per share amount	2006 Earnings (restated)	2006 Weighted average number of shares (restated)	2006 Per share amount (restated)
	£m	m	pence	£m	m	pence
Basic earnings per share	247.1	232.9	106.1	122.2	231.0	52.9
Effect of:						
Exceptional restructuring costs and termination of operations	14.9	-	6.4	7.9	–	3.4
Exceptional demerger and related costs	16.7	-	7.2	7.8	–	3.4
Exceptional profit on disposal of property and businesses	(56.3)	-	(24.2)	–	–	–
Current tax related to exceptional items at 30%	-	-	-	(2.4)	–	(1.0)
Fair value movements on treasury instruments	(48.8)	-	(20.9)	36.7	–	15.9
Deferred tax	18.4	-	7.9	(7.3)	–	(3.2)
Adjusted earnings per share before exceptional items, fair value movements on treasury instruments and deferred tax	192.0	232.9	82.4	164.9	231.0	71.4

	2007 Earnings	2007 Weighted average number of shares	2007 Per share amount	2006 Earnings (restated)	2006 Weighted average number of shares (restated)	2006 Per share amount (restated)
Diluted earnings per share	247.1	235.1	105.1	122.2	233.0	52.4
Effect of:						
Exceptional restructuring costs and termination of operations	14.9	-	6.3	7.9	–	3.4
Exceptional demerger and related costs	16.7	-	7.1	7.8	–	3.3
Exceptional profit on disposal of property and businesses	(56.3)	-	(23.9)	–	–	–
Current tax related to exceptional items at 30%	-	-	-	(2.4)	–	(1.0)
Fair value movements on treasury instruments	(48.8)	-	(20.7)	36.7	–	15.8
Deferred tax	18.4	-	7.8	(7.3)	–	(3.1)
Adjusted diluted earnings per share before exceptional items, fair value movements on treasury instruments and deferred tax	192.0	235.1	81.7	164.9	233.0	70.8

9 Retirement benefit schemes

Movements in the present value of the defined benefit obligation were as follows:

	2007 £m	2006 £m
At 1 April	(221.9)	(317.5)
Service cost	(41.5)	(39.7)
Exceptional loss on settlements	(7.8)	–
Expected return on scheme assets	87.0	79.2
Interest cost	(73.0)	(75.4)
Contributions from the sponsoring companies	97.4	105.2
Net liability transferred to Biffa on demerger	39.0	-
Actuarial gains and losses recognised in the statement of recognised income and expense	(14.3)	26.3
At 31 March	(135.1)	(221.9)

In April 2006 the Company announced that the board believed there was prima facie evidence of customer relations data being misstated by Severn Trent Water in submissions to Ofwat. We are working and fully co-operating with Ofwat and Ernst & Young LLP on their investigations into this. In June 2006 Ofwat issued a notice under section 22A(4) of the Water Industry Act stating its intention to fine Severn Trent Water for failure to meet customer service standards.

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently no provision has been included in these financial statements in respect of these matters.

c) Disposal of subsidiaries
The group has given certain guarantees and indemnities in relation to disposals of businesses.

In June 2005 The Flemish Waste Agency (OVAM) instigated an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. Although two of the Biffa Belgium companies were indicted by the Flemish prosecuting authorities on 13 December 2005, the proceedings against these companies have not progressed any further since that date. Separately, the Nivelles Public Prosecutor issued a claim on 22 November 2006 against Biffa Belgium that may relate to the same matters investigated in the Flanders region.

Pursuant to the sale agreement of 11 May 2006, the group has given an indemnity in relation to certain costs that may be suffered by the former Biffa Belgium businesses as a result of these proceedings. A provision of £1.5 million has been made in these financial statements for liabilities that may result from this indemnity.

On 5 March 2007 the group received notice of a claim for €23.4 million from Veolia Proprete S.A alleging breach of warranty in relation to the disposal of Biffa Belgium. The group considers that there is no basis for this claim and hence no provision has been recorded in the financial statements in relation to this matter.

The group is not aware of any other liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

13 Annual report

The annual report will be sent to shareholders in June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

14 Annual General Meeting

The Annual General Meeting will be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands, B92 0EJ, on 24 July 2007 at 11.00am.

15 Cautionary Statement regarding Forward Looking Statements

This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.
Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'potential', 'reasonably possible', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

From continuing operations

	2007 Earnings	2007 Weighted average number of shares	2007 Per share amount	2006 Earnings (restated)	2006 Weighted average number of shares (restated)	2006 Per share amount (restated)
	£m	m	pence	£m	m	pence
Basic earnings per share	247.1	232.9	106.1	122.2	231.0	52.9
Effect of:						
Exceptional restructuring costs and termination of operations	14.9	-	6.4	7.9	–	3.4
Exceptional demerger and related costs	16.7	-	7.2	7.8	–	3.4
Exceptional profit on disposal of property and businesses	(56.3)	-	(24.2)	–	–	–
Current tax related to exceptional items at 30%	-	-	-	(2.4)	–	(1.0)
Fair value movements on treasury instruments	(48.8)	-	(20.9)	36.7	–	15.9
Deferred tax	18.4	-	7.9	(7.3)	–	(3.2)
Adjusted earnings per share before exceptional items, fair value movements on treasury instruments and deferred tax	192.0	232.9	82.4	164.9	231.0	71.4
Diluted earnings per share	247.1	235.1	105.1	122.2	233.0	52.4
Effect of:						
Exceptional restructuring costs and termination of operations	14.9	-	6.3	7.9	–	3.4
Exceptional demerger and related costs	16.7	-	7.1	7.8	–	3.3
Exceptional profit on disposal of property and businesses	(56.3)	-	(23.9)	–	–	–
Current tax related to exceptional items at 30%	-	-	-	(2.4)	–	(1.0)
Fair value movements on treasury instruments	(48.8)	-	(20.7)	36.7	–	15.8
Deferred tax	18.4	-	7.8	(7.3)	–	(3.1)
Adjusted diluted earnings per share before exceptional items, fair value movements on treasury instruments and deferred tax	192.0	235.1	81.7	164.9	233.0	70.8

9 Retirement benefit schemes

Movements in the present value of the defined benefit obligation were as follows:

	2007 £m	2006 £m
At 1 April	(221.9)	(317.5)
Service cost	(41.5)	(39.7)
Exceptional loss on settlements	(7.8)	–
Expected return on scheme assets	87.0	79.2
Interest cost	(73.0)	(75.4)
Contributions from the sponsoring companies	97.4	105.2
Net liability transferred to Biffa on demerger	39.0	-
Actuarial gains and losses recognised in the statement of recognised income and expense	(14.3)	26.3
At 31 March	(135.1)	(221.9)

10 Movement in shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m	Minority interests £m	Total £m
At 1 April 2005	225.8	38.4	409.5	1,116.1	1,789.8	1.9	1,791.7
Share options and LTIPs							
– proceeds from shares issued	1.4	10.2	–	–	11.6	–	11.6
– value of employees' services	–	–	–	4.1	4.1	–	4.1
Dividends	–	–	–	(171.3)	(171.3)	(0.7)	(172.0)
Deferred tax on items posted directly to equity	–	–	–	0.8	0.8	–	0.8
Total recognised income for the period	–	–	22.9	238.5	261.4	1.4	262.8
At 1 April 2006	227.2	48.6	432.4	1,188.2	1,896.4	2.6	1,899.0
Share options and LTIPs							
– proceeds from shares issued	1.1	8.9	–	–	10.0	–	10.0
– value of employees' services	–	–	–	3.6	3.6	–	3.6
Dividends	–	–	–	(739.5)	(739.5)	(1.0)	(740.5)
Deferred tax on share based payments	–	–	–	0.6	0.6	–	0.6
Demerger of Biffa Plc	–	–	–	(280.6)	(280.6)	–	(280.6)
Total recognised income for the period	–	–	(13.4)	257.1	243.7	1.5	245.2
At 31 March 2007	228.3	57.5	419.0	429.4	1,134.2	3.1	1,137.3

11 Reconciliation of operating profit to operating cash flows

	2007 £m	2006 (restated) £m
Profit before interest and tax from continuing operations	430.0	377.4
Profit before interest and tax from discontinued operations	34.9	91.0
	464.9	468.4
Depreciation of property, plant and equipment	254.5	267.9
Amortisation of intangible assets	29.4	29.3
Impairment of goodwill	31.5	–
Pension service cost	49.3	39.7
Pension contributions	(97.4)	(105.2)
Share based payments charge	3.6	4.1
Profit on sale of property, plant and equipment	(39.6)	(4.3)
Profit on sale of subsidiaries and associates	(24.5)	–
Deferred income released	(3.5)	(3.5)
Provisions for liabilities and charges	21.1	29.8
Utilisation of provisions for liabilities and charges	(21.8)	(34.6)
(Increase)/decrease in stocks	(4.5)	13.4
Increase in debtors	(92.0)	(10.8)
Increase in creditors	3.0	64.7
Cash generated from operations	574.0	758.9
Interest paid	(148.6)	(139.4)
Interest element of finance lease rental payments	(20.2)	(45.1)
Tax paid	(36.0)	(68.3)
Net cash inflow from operating activities	369.2	506.1

12 Contingent liabilities

a) Bonds and guarantees
Group undertakings have entered into bonds in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

b) Regulatory matters
In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns.

On 31 October 2005, as a result of a referral by Ofwat, the Serious Fraud Office (SFO) informed the Company that it was undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003. Ofwat had been conducting its own investigation following the allegations made by the employee of Severn Trent Water. Ofwat began its investigation into the allegations in January 2005. The matter reported to the SFO concerned data on leakage.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

In responding to the report Severn Trent Plc agreed to credit customers' accounts and reduce future tariffs.

The Company also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

In April 2006 the Company announced that the board believed there was prima facie evidence of customer relations data being misstated by Severn Trent Water in submissions to Ofwat. We are working and fully co-operating with Ofwat and Ernst & Young LLP on their investigations into this. In June 2006 Ofwat issued a notice under section 22A(4) of the Water Industry Act stating its intention to fine Severn Trent Water for failure to meet customer service standards.

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently no provision has been included in these financial statements in respect of these matters.

c) Disposal of subsidiaries
The group has given certain guarantees and indemnities in relation to disposals of businesses.

In June 2005 The Flemish Waste Agency (OVAM) instigated an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. Although two of the Biffa Belgium companies were indicted by the Flemish prosecuting authorities on 13 December 2005, the proceedings against these companies have not progressed any further since that date. Separately, the Nivelles Public Prosecutor issued a claim on 22 November 2006 against Biffa Belgium that may relate to the same matters investigated in the Flanders region.

Pursuant to the sale agreement of 11 May 2006, the group has given an indemnity in relation to certain costs that may be suffered by the former Biffa Belgium businesses as a result of these proceedings. A provision of £1.5 million has been made in these financial statements for liabilities that may result from this indemnity.

On 5 March 2007 the group received notice of a claim for €23.4 million from Veolia Proprete S.A alleging breach of warranty in relation to the disposal of Biffa Belgium. The group considers that there is no basis for this claim and hence no provision has been recorded in the financial statements in relation to this matter.

The group is not aware of any other liability that is likely to result from these guarantees and indemnities that has not been provided for in these financial statements.

13 Annual report

The annual report will be sent to shareholders in June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

14 Annual General Meeting

The Annual General Meeting will be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands, B92 0EJ, on 24 July 2007 at 11.00am.

15 Cautionary Statement regarding Forward Looking Statements

This document contains certain 'forward looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.
Forward looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'potential', 'reasonably possible', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; the ability of the company to achieve cost savings; and changes in interest and exchange rates.

All written or verbal forward looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

END